EXHIBIT F-1

    June 25, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:  Cinergy Corp./ File No. 70-8993

Ladies and Gentlemen:

    I am Associate General Counsel of Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and am furnishing this opinion as an exhibit to Cinergy's Declaration on Form U-1 in the above docket, as previously amended and as proposed to be further amended by Amendment No. 3 thereto filed herewith (such amended statement, including any further amendments, if any, thereto, the "Application").

    In the Application, Cinergy requests authority, among other things,
(1) to issue and sell from time to time through December 31, 2002 unsecured debt securities with maturities ranging from one to 40 years (the "Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding, subject, however, to an aggregate indebtedness limitation applicable to Cinergy by prior Commission order; and (2) to apply the net proceeds therefrom to refinance (a) outstanding short-term debt incurred by Cinergy in connection with its investment in Midlands Electricity plc and (b) Debentures outstanding from time to time.

    In connection with this opinion, I have reviewed the Application and such other documents, records and other materials as I have deemed necessary or appropriate in order to render this opinion.

    I am a member of the Bar of the State of Ohio and do not purport to be an expert on the laws of any other jurisdiction. I have also examined the Delaware General Corporation Law ("DGCL") to the extent necessary to express the opinions set forth herein. The opinions expressed below are limited solely to matters governed by the laws of the State of Ohio and the DGCL.

    Based upon and subject to the foregoing, and assuming that the Proposed Transactions are carried out (i) in accordance with the Application and the Commission's order to be issued permitting the Application to become effective and (ii) in accordance with all other requisite approvals and authorizations, regulatory, corporate or otherwise, I am of the opinion that:

(a) Cinergy is validly incorporated and duly existing under the laws of the State of Delaware.

(b) All state laws applicable to the Proposed Transactions will have been complied with.

  The Debentures will be valid and binding obligations of Cinergy enforceable in accordance with the terms thereof, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally or by applicable principles of equity (regardless of whether such enforceability is sought in a proceeding at law or in equity).

(d) The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

    I hereby consent to the use of this opinion in connection with the Application.

                             Very truly yours,


                             /s/ Jerome A. Vennemann
    Associate General Counsel